Troutman Sanders LLP 875 Third Avenue New York, New York 10022 troutman.com
Timothy I. Kahler timothy.kahler@troutman.com

      October 24, 2018
VIA EDGAR

Heather Clark
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, NE
Washington, DC 20549

Re: Elbit Systems Ltd.
Form 20-F for the Year Ended December 31, 2017
Form 6-K furnished August 16, 2018
File No. 000-28998

Dear Ms. Clark:

On behalf of Elbit Systems Ltd. (the "Company"), we acknowledge receipt by the Company of the letter dated October 19, 2018 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with respect to the Form 20-F and Form 6-K referenced above.  The Company believes that it will require more than ten business days to consider the Staff's comments and complete its responses.  Therefore, pursuant to my conversation with you, this letter confirms the Company's request for an extension of time so that it can devote appropriate resources and time for this purpose, including internal management review and consultation with the Company's independent registered public accounting firm.  The Company expects to submit its responses no later than November 30, 2018, and will appreciate the Staff's courtesy in this matter.

Please contact the undersigned if you require further information or have any questions.

        Very truly yours,

        /s/ Timothy I. Kahler
                                                                    Timothy I. Kahler

cc: Joseph Gaspar, Chief Financial Officer of Elbit Systems Ltd.